October 3, 2013

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Ivan Griswold

Re:	Veeva Systems Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on September 23, 2013 File No. 333-191085

Dear Mr. Griswold:

On behalf of Veeva Systems Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2013 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed with the Commission on September 23, 2013 (“Amendment No. 2”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of FOIA Services in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of FOIA Services, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

On behalf of the Company, we are also filing via EDGAR an amendment (“Amendment No. 3”) to the Registration Statement on Form S-1 initially filed with the SEC on September 11, 2013 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by

Securities and Exchange Commission

October 3, 2013

overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3, as applicable.

Results of Operations

Six Months Ended July 31, 2012 and 2013

Revenues, page 52

1.	We note that within your common stock valuations, particularly your May 2013 and July 2013 valuations discussed on page 71, you identify the introduction of your Veeva CRM Approved Email solution as one of the factors that caused the valuation of your common stock to increase. In light of this solution impacting your common stock valuation, please explain why revenue recognized from this solution is not similarly identified and quantified as impacting revenues for the six months ended July 31, 2013.

In response to the Staff’s comment, the Company advises the Staff that it did not recognize revenues from the sale of Veeva CRM Approved Email during the six months ended July 31, 2013 and therefore did not identify and quantify revenue from Veeva CRM Approved Email as a factor affecting revenue growth.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 64

2.	We note your response to prior comment 3. Please explain to us and revise your disclosure to indicate why you believe the February 14, 2013 announcement of Veeva CRM Approved Email was not significant for the valuation of the March 2013 issuances while it was for the April 30, 2013 valuation considering that no orders had generated revenues as of either the March 2013 issuances or the April 30, 2013 valuation. In other words, what led to greater significance of the announcement for the April 30, 2013 valuation absent any revenues to date?

[***]

3.

Revise your disclosure related to the valuation of the March 2013 issuance to explain more fully your reliance on the relevance of the January 31, 2013 valuation in view of the fact you were nearly half way into a quarter that saw a 7.5% quarterly increase in revenues. Consider addressing in revised disclosure whether the increase in revenues in the quarter were preceded by orders and interest known as of the March issuances. Given the importance of the impact of the Veeva CRM Approved Email solution in your April 30, 2013 and June 30, 2013 valuations tell us and disclose what interest or actual orders related to the Veeva CRM Approved Email were known or knowable at the March 2013 issuances and informed forecasted or actual

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

October 3, 2013

revenue that impacted revised financial forecasts used for the April 30, 2013 and June 30, 2013 valuations.

In response to the Staff’s comment, the Company advises the Staff of the following:

Based on the financial information available to the Company at the time of the March 2013 option grants, the Company could not have reliably anticipated that total revenues for the three months ended April 30, 2013 would increase by 7.5%. In the fiscal quarter ended April 30, 2013, professional services revenues constituted approximately 35% of the Company’s total revenues for that quarter. The Company’s professional services revenues are predominantly derived from consulting services billed on an hourly basis in connection with the implementation of the Company’s solutions. The engagements under which such hourly services are billed do not impose a minimum monthly billing amount and, thus, the total revenues from such engagements are dependent on customers’ demand for such services in each period. Monthly professional services billings are reviewed and approved during the first week of the month following the delivery of the associated services. As of the March 2013 issuances, billings for the month of February 2013 had been processed and totaled $[***], less than [***] of the eventual professional services revenues total for the quarter ended April 30, 2013. Accordingly, approximately [***] of the Company’s professional services revenues were not known at the time of the March 2013 issuances.

While more predictable than professional services revenues, the Company’s achievement of its eventual subscription services revenues of $27.9 million for the three months ended April 30, 2013 was also subject to uncertainty at the time of the March 2013 option grants. As of the end of February 2013, the most recent financial information available to the Company prior to the March 2013 issuances, subscription services revenues were approximately $[***], approximately [***] of the eventual subscription services revenues total for the three months ended April 30, 2013. While subscription services revenues for a quarterly period is generally predictable at the beginning of each quarterly period, the potential effect of unknown events, such as unexpected customer non-renewals, non-payments, terminations, or bankruptcies, could negatively impact the expected total revenues.

The actual revenues used for the April 30, 2013 and June 30, 2013 valuations were also not impacted by actual revenues from Veeva CRM Approved Email [***]. In addition, forecasted revenues used for the April 30, 2013 and June 30, 2013 valuations were not impacted by forecasted revenues for Veeva CRM Approved Email. Rather, the impact of potential sales of Veeva CRM Approved Email over the longer term was a subjective factor considered as part of the April 30, 2013 and June 30, 2013 valuations. The Company believes that while the introduction of the new solution did not affect the April 30, 2013 and June 30, 2013 interim period results, it believes that it was appropriate to consider this new product introduction as a factor that contributed to an increase in the valuation from January 2013 to May 2103.

4.	Explain why you believe the additional IPO steps taken since the March 2013 issuance that only led to a decrease in the non-marketability discount of 2.5% contributed significantly to the 45% increased stock valuation over the quarter.

In response to the Staff’s comment, the Company advises the Staff that it does not believe that the additional IPO steps taken since the March 2013 issuance specifically contributed significantly to the increased stock valuation over the quarter in any measurable quantitative manner. However, the Company believes that the fact that it began to prepare more seriously for an initial public offering is

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

October 3, 2013

generally relevant to demonstrate that the value of the Company’s common stock should increase by some amount.

We also advise the Staff that the Company has retrospectively reassessed the common stock fair values for financial reporting purposes for the options granted on February 20, 2013, March 10, 2013 and March 26, 2013. In connection with these reassessments, the Company considered several alternatives to determining the fair value of the common stock for financial reporting purpose and determined that the linear interpolation approach was the most appropriate. Based on this calculation, the Company assessed the fair value of the common stock for awards granted on February 20, 2013, March 10, 2013 and March 26, 2013 to be $4.33, $4.69 and 5.02 per share, respectively.

Using the benefit of hindsight, the Company determined that the linear interpolation approach would provide the most appropriate conclusion for the valuation of the common stock on February 20, 2013, March 10, 2013 and March 26, 2013 because the Company did not identify any single event or series of events that occurred between January 31, 2013 and each of these grant dates that would have caused a material change in fair value as of such grant dates. The Company also advises the Staff that none of the other alternatives to the linear interpolation approach that the Company considered for determining the fair value of the common stock for financial reporting purposes would result in a materially different determination of fair value per share than the $4.33, $4.69 and 5.02 per share determined pursuant to the linear interpolation approach.

The Company expects to record an out-of-period cumulative adjustment of $0.5 million in the three months ended October 31, 2013 to reflect the amortization of stock-based compensation and stock-based compensation expense related to the reassessed fair values described above. The Company has also revised its disclosures on pages 71 and 72 to reflect the fair value reassessment and the cumulative adjustment described above. Given the reassessment of the common stock fair values for financial reporting purposes for the options granted on February 20, 2013, March 10, 2013 and March 26, 2013 described above, and the related disclosure contained in Amendment No. 3, the Company respectfully submits that additional disclosure regarding its reliance on the January 31, 2013 valuation for the February and March 2013 issuances would not provide additional material information to investors.

The Company advises the Staff that it has analyzed the impact the fair value reassessment would have had on its operating results and period-over-period trends for the three months ended April 30, 2013 as well as for the three and six months ended July 31, 2013 and determined such impact was not quantitatively material. In addition, the Company notes the following qualitative facts:

•

The misstatement does not mask a change in earnings or other trends. The misstatement also does not change a loss into income or vice versa. For the three months ended April 30, 2013 and the three and six months ended July 31, 2013, operating income and net income continue to be recorded.

•

The misstatement does not hide a failure to meet expectations for the enterprise. The Company’s management evaluates the Company based on revenues and cash flows from operations. Stock-based compensation expense is a non-cash item, and thus the misstatement has no impact on revenues or cash flows from operations.

•	The misstatement does not affect the Company’s compliance with any regulatory requirements or loan covenants.

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

October 3, 2013

•	The misstatement does not have the effect of increasing management’s compensation.

•	Stock-based compensation expense includes the use of estimates and is not an item “capable of precise measurement” in a private company setting.

The Company also considered the additional qualitative facts included in SEC Staff Accounting Bulletin Number 99 and advises the Staff that none of those facts which are set forth below are applicable to the Company:

•	The misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•	The misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	The misstatement involves concealment of an unlawful transaction.

Due to the quantitative and qualitative factors outlined above, the Company respectfully submits to the Staff that the changes resulting from the reassessed fair values would not be material to the Company’s financial statements for the three months ended April 30, 2013 and the six months ended July 1, 2013. Therefore, the Company concluded that these adjustments would be recorded as an out-of-period adjustment in the three months ended October 31, 2013 rather than as a revision to its financial statements for the effected periods.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

October 3, 2013

Please contact me or, in my absence, Richard C. Blake, at (650) 321-2400, if you have any questions about this submission.

Sincerely yours,

/s/ Brian C. Patterson

Brian C. Patterson

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

cc:	Timothy S. Cabral

Josh Faddis, Esq.

Veeva Systems Inc.

Robert V. Gunderson, Jr., Esq.

Brian C. Patterson, Esq.

Richard C. Blake, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Gordon K. Davidson, Esq.

Jeffrey R. Vetter, Esq.

James D. Evans Esq.

Fenwick & West LLP

Lynn DeVaughn

KMPG LLP

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.